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August 17, 2021 VIA EDGAR AND HAND DELIVERY	Beijing Boston Brussels Century City Chicago Dubai Düsseldorf Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid Milan	Moscow Munich New York Orange County Paris Riyadh San Diego San Francisco Seoul Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Larry Spirgel
Matthew Derby
David Edgar
Kathleen Collins

Re:	Sportradar Group AG
Amendment No. 3 to Draft Registration Statement on Form F-1
Confidentially submitted on July 22, 2021
CIK No. 0001836470

Ladies and Gentlemen:

On behalf of Sportradar Group AG (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, please find enclosed for submission with the Securities and Exchange Commission (the “Commission”) a complete copy of our Registration Statement on Form F-1 (the “Registration Statement), which was initially submitted to the Commission on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act with the Commission on February 19, 2021, and amended such Draft Registration Statement on Form F-1 on May 7, 2021, June 17, 2021 and July 22, 2021 (the “Draft Submission”).

The Registration Statement reflects certain revisions to the latest amendment to the Draft Submission in response to the comment letter from the Staff of the Commission (the “Staff”) to Alexander Gersh, the Company’s Chief Financial Officer, dated August 6, 2021. The responses provided herein are based on information provided to Latham & Watkins LLP by the Company.

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 78

August 17, 2021

1.	Please file your acquisition agreement for Atrium Sports, Inc., as required by Item 601(b)(2) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has filed the acquisition agreement for Atrium Sports, Inc.

Notes to Consolidated Financial Statements

Note 5. Revenue from Contracts with Customers, page F-28

2.

You state in your response to prior comment 6 that single match bookings (SMBs) are typically premium events, however, your disclosures on page F-28 indicate that SMBs are used when the client exceeds the aggregate number of matches per the contract. Please clarify this apparent inconsistency and revise your disclosures as necessary.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised the disclosure on pages 87 and F-29 of Submission No. 5 to clarify the inconsistency.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that Single match bookings (SMBs) are distinct services sold at their individual stand-alone prices. Should the customer request sport data for additional matches over and above the agreed volume of usage, a separate purchase decision and order is made by the customer. This is referred to as a “Single Match Booking” (SMB) which is assessed as a new, separate contract with its own performance obligation. These matches are often used for premium events but may be used for any other normal events. These matches have a separate pricing and revenue is recognized at a point in time when the data for each match is delivered.

3.

Your response to prior comment 6 indicates that SMBs are treated as a separate contract, however, you also refer to a separate performance obligation to deliver real-time data for each match ordered. Further, your footnote disclosures on page F-28, indicate that it is common for the betting data and betting entertainment contracts to include SMB fees options. Please clarify whether SMBs are considered a separate performance obligation in your betting data and betting entertainment contracts or a separate contract and revise your disclosures as necessary.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that SMBs are distinct services sold at their stand-alone prices. The significant majority of the betting data and betting entertainment contracts include options for SMBs, however these options do not represent variable consideration nor material rights to the original contract and there is no enforceable right for Sportradar to exercise these options. The options rather give the customers the right to acquire additional services at a price that reflects the stand-alone selling price for those services. Based on IFRS 15.B41 Sportradar concluded that these options do not give rise to a performance obligation.

Customers can rather make a separate purchase decision to exercise the option and to purchase SMBs. The price for each selected match is determined on a stand-alone basis. The Company also considered whether the SMBs represent a contract modification and concluded that the initial contract is not modified given that a distinct service has been added and the price is equal to the distinct service’s standalone selling price. The Company therefore concluded that SMBs are a separate contract with its own performance obligation.

August 17, 2021

Revenue for the SMBs represents a stand-ready obligation to provide data during the selected match, and since performance occurs over a short period of time on a single day, revenue for SMBs is generally recognized at a point in time upon completion of a match.

The Company respectfully advises the Staff that the Company has revised the disclosure on pages 87 and F-29 of Submission No. 5 to clarify that SMBs are considered separate contracts, with its separate performance obligation as follows:

For Betting Data and Betting Entertainment Tools clients, a service is provided for an agreed number of matches, with sports data to be retrieved on demand over a contract period (referred to as the stand ready service). ~~It is common that the contracts~~ At any time, customers also ~~include~~ have the ability to select additional matches (“single match booking” ~~(“~~ or “ SMB”) ~~options, where the client is charged additional amounts for each match, if the client exceeds~~ over and above the agreed ~~number of matches per the~~ upon package. These matches are often used for premium events but may be used for any other normal events. The SMBs are a separate contract for distinct services sold at their stand-alone prices.

~~The stand ready service and SMB options are distinct because the customer can benefit from each service on its own and the services are separately identifiable, the customer is not obliged to book single matches. The single matches are separately identifiable because Sportradar also has contracts without the stand ready service, i.e. contracts that only contain SMB. These services are therefore distinct within the context of the contract.~~

The stand ready service is provided over a period of time. As the performance obligations and associated method of satisfaction measurement are substantially the same, the stand ready service represents a series. In general, there is one performance obligation for the series and therefore, revenue is recognized on a straight-line basis over the contract period. The data and service level commitments are generally consistent on a monthly basis over the term of the arrangement. As the service is provided evenly over the contract term, a straight-line measure of progress is appropriate for recognizing revenue. Revenue is recognized on a straight-line basis consistent with the entity’s efforts to fulfil~~l~~ the contract which are even throughout the period. In assessing the nature of the obligation, Sportradar considered all relevant facts and circumstances, including the timing of transfer of goods or services, and concluded that the entity’s efforts are expended evenly throughout the contract period.

SMBs are provided on request from customers~~. The bookings are capable of being distinct~~ and ~~are~~ result in separate ~~from the other promises within the~~ contracts. ~~As such, Sportradar concluded that SMBs are a separate contract and performance obligation.~~ The price for each match is determined on a stand-alone basis~~.~~ and r~~e~~venue relating to SMBs is recognized ~~based on when~~ at a point in time, which generally coincides with the performance of the actual matches ~~are played~~.

There are some Sports Betting contracts with customers that incorporate a revenue share scheme. Sportradar receives a share of revenue based on the gaming revenue generated from the betting activity on the match. The revenue share gives rise to variable consideration for each match, which is initially constrained until the related performance obligation is satisfied at the point in time when the customer generates gaming revenue. The revenue share is generated from live betting events and recognized at the point in time of the actual customer sale performance. Sportradar’s fee on the revenue share is recognized at the point of time the customer has itself generated gaming revenue from an individual bet, which is the difference between the bet and payout.

August 17, 2021

Note 11. Subsequent Events, page F-72

4.	Please address the following as it relates to the information provided in Exhibit A:

•

Describe further the non-market performance vesting and service vesting conditions for the participation certificates and explain how such terms factored into your allocation of the fair value between consideration and remuneration.

•

Tell us the specific terms of the merger agreement and participation certificates considered in determining whether the certificates should be accounted for as contingent consideration or remuneration and address how you applied the various indicators in IFRS 3.B55 in accounting for such consideration.

•	Explain further how you valued any repurchase provisions and the specific accounting guidance considered.

•	Provide us with specific terms as defined in the merger agreement that may help support your allocation of the fair value.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the staff of the following and further advises the Staff that the required IFRS 3 disclosures related to the Atrium merger are now included in footnote 3 to the June 30, 2021 Unaudited Interim Condensed Consolidated Financial Statements included in this filing.

Describe further the non-market performance vesting and service vesting conditions for the participation certificates and explain how such terms factored into your allocation of the fair value between consideration and remuneration.

The 1,805 participation certificates of the Company that were issued in connection with the acquisition of 100% of the voting shares of Atrium Sports, Inc. are subject to certain non-market performance and service vesting conditions. It should be noted that all selling shareholders that were issued participation certificates as part of the merger are employees of the combined entity.

An initial percentage of the issued participation certificates shall vest upon the occurrence of a public company event (such as the initial public offering of the Company’s shares). The initial percentage amount will depend on the date of such event, currently estimated to be September 2021. The remaining participation certificates (i.e. the percentage that will not vest upon the occurrence of a public company event) are subject to service conditions on a graded vesting basis and a small percentage are subject to non-market performance vesting conditions (target levels for certain KPIs as defined in exhibit A to the “management equity terms” of the merger agreement between the Company and Atrium Sports, Inc.).

Based on an expected public company event during 2021, the vesting schedule of these certificates would be as follows:

August 17, 2021

For both the service and non-market performance vesting conditions, continued employment is necessary to realize the benefit from the issuance. The split between non-market performance based and service based conditions has not needed to be factored into our allocation of fair value between consideration and remuneration. Rather the split between consideration and remuneration was based on the Company’s assessment of the repurchase provision described further below.

Explain further how you valued any repurchase provisions and the specific accounting guidance considered.

Provide us with specific terms as defined in the merger agreement that may help support your allocation of the fair value.

The unvested participation certificates are subject to certain repurchase provisions when the Atrium Sports, Inc. founders and employees exit the Company (refer to the “Leaver Events” clause in Exhibit D of the “Management Equity Terms” of the Contribution and Exchange Agreement). In such case, a leaver shall have all of their participation certificates repurchased, at the election of the Company, for the lesser of fair market value or 50% of the Sportradar Share Deal Value (as defined in the “Management Equity Terms”).

The merger agreement also states that notwithstanding the foregoing, in all instances, the remuneration committee may determine a higher purchase price in the case of a bad leaver event or may determine not to repurchase such shares after a public company event.

The Company therefore concluded that the amount equivalent to 50% of the Sportradar Share Deal Value multiplied by the number of issued participation certificates at the acquisition date is not subject to continuing employment. The Sportradar Share Deal Value is defined in the merger agreement as $12,206.77 per certificate multiplied by 1,805 (the total Sportradar participation certificates issued as part of the acquisition) multiplied by 50% which equates to $11 million (€9 million).

The Company further assessed that the fair market value of the participation certificates of $27 million (€22 million) as of May 6, 2021 (based on the bona fide offer referred to and the calculation included in the previously submitted Exhibit A) is significantly higher than 50% of the Sportradar Share Deal Value of $11 million €9 million). We have therefore used the 50% of the Sportradar Share Deal Value as the fair value of the repurchase provision, as the amount represents the lesser of the fair market value or 50% of the Sportradar Share Deal value multiplied by the number of participation certificates, in accordance with the merger agreement.

The Company therefore determined that the $11 million (€9 million) is part of the consideration transferred as it would be payable to a holder if the holder leaves the Company and is not subject to continued employment. This amount is therefore concluded to be consideration that is accounted in accordance with IFRS 3. As the holder is not unconditionally entitled to the participation certificates during the vesting period, the amount is recognized as a deposit liability and will unwind at the respective vesting dates during the vesting period with a corresponding credit to equity (APIC).

August 17, 2021

Tell us the specific terms of the merger agreement and participation certificates considered in determining whether the certificates should be accounted for as contingent consideration or remuneration and address how you applied the various indicators in IFRS 3.B55 in accounting for such consideration.

As discussed above, at a minimum, a participating selling shareholder will receive 50% of the Sportradar Share Deal value amount for their participation certificate(s) in cash if a participating selling shareholder were to terminate employment after closing of the Atrium merger. In such cases, they would still receive, at a minimum, an amount equal to 50% of the Sportradar Share Deal value multiplied by their unvested participated certificates in cash. The remuneration committee has discretion to determine a higher purchase price or to not repurchase the shares after a public company event; however, it does not have the discretion to reduce the purchase price any further as per the terms of the agreement. As the $11 million (€9 million) (as calculated per the merger agreement) is not contingent on a specified future event or condition and is not subject to continuing employment, this portion of the participation certificates is considered to be part of the consideration transferred and not remuneration.

The Company then assessed whether the remaining value in the amount of $16 million (€13 million) should be accounted for as consideration or remuneration under IFRS 3.B55.

As described above, there are service vesting conditions associated with the participation certificates; the remaining value of the participation certificates in the amount of $16 million (€13 million) would automatically be forfeited if employment terminates prior to vesting. We assessed these service conditions to be substantive. In accordance with IFRS 3.B55(a), a contingent consideration arrangement in which the payments are automatically forfeited if employment terminates is remuneration for post-combination services. As this is conclusive guidance in accordance with IFRIC update from January 2013, this has been determined to be remuneration. The Interpretations Committee observed that an arrangement in which contingent payments are automatically forfeited if employment terminates would lead to a conclusion that the arrangement is compensation for post-combination services rather than additional consideration for an acquisition, unless the service condition is not substantive. The Interpretations Committee reached this conclusion on the basis of the conclusive language used in paragraph B55(a) of IFRS 3.

Based on the above assessment, management determined the remaining value in the amount of $16 million (€13 million) for the issued participation certificates to be remuneration given the need for continuing employment that is separate from the business combination.

5.

You state on page 85 that the fair value of the 1,805 participation certificates issued in the Atrium acquisition was determined to be €22 million as of May 6, 2021, of which €9 million was determined to be part of the purchase consideration and the remaining €13 million was remuneration. Please reconcile these amounts to those used in your investment test calculation or revise accordingly.

Response: The Company respectfully acknowledges the Staff’s comment and advises the staff that the investment test calculation includes the cash consideration of $218 million plus the consideration for participation certificates of $11 million, equal to €9 million as of May 6, 2021, was determined to be purchase consideration as stated on page 85 resulting in total purchase consideration of $229 million as used in our investment test calculation. The remaining $16 million, equal to €13 million as of May 6, 2021, is not included in the investment test calculation as it is determined to be remuneration.

August 17, 2021

General

6.

We note you present EBITDA for the year ended December 31, 2020 in your graphics. Please revise to label the measure as “Adjusted EBITDA” and disclose the most directly comparable GAAP measure with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the non-GAAP C&DIs.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised the Registration Statement on Form F-1 to revise the label of the measures to “Adjusted EBITDA” and have disclosed the most directly comparable GAAP measure, being profit for the year with equal or greater prominence.

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (212) 906-1281 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Rachel W. Sheridan
Rachel W. Sheridan of LATHAM & WATKINS LLP

cc:	(via email)

Carsten Koerl, Sportradar Group AG

Alexander Gersh, Sportradar Group AG

Lynn McCreary, Sportradar Group AG